EXHIBIT 99.1

2020 Robert-Bourassa Blvd.

Suite 200

Montreal, Québec

Canada, H3A 2A5

August 2, 2019

To Our Shareholders:

On behalf of the Board of Directors of Birks Group Inc. (the “Company”), I cordially invite you to attend the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held at the Saint-James Club, 1145 Union Avenue, Montreal, Québec, Canada H3B 3C2 on Thursday, September 19, 2019, at 9:00 a.m. A notice of the Meeting, form of proxy, and a management proxy circular containing information about the matters to be acted on at the Meeting are enclosed.

We urge you to attend the Meeting. It is an excellent opportunity for the Company’s management to discuss the Company’s progress with you in person.

It is important that your shares be represented at the Meeting, whether in person or by proxy. To facilitate your participation in the Meeting, regardless of whether you plan to attend in person, please complete, sign, date, and promptly return the enclosed proxy. If you attend the Meeting, even if you have previously returned your form of proxy, you may revoke your proxy at that time and vote in person by following the procedures set forth in the management proxy circular.

We look forward to seeing you on September 19.

Yours truly,

/s/ Niccolò Rossi di Montelera
Niccolò Rossi di Montelera
Executive Chairman of the Board

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

To be held on Thursday, September 19, 2019

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of Shareholders of BIRKS GROUP INC. (the “Company”) will be held at the Saint-James Club, 1145 Union Avenue, Montreal, Québec, Canada H3B 3C2 on Thursday, September 19, 2019, at 9:00 a.m., for the purposes of:

(1)	receiving the consolidated financial statements for the fiscal year ended March 30, 2019, together with the auditors’ report thereon;

(2)	electing a board of seven directors to serve until the next annual meeting of shareholders;

(3)	appointing KPMG LLP as auditors and authorizing the directors to fix their remuneration; and

(4)	transacting such other business as may properly be brought before the Meeting.

The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Only holders of record of Class A voting shares or Class B multiple voting shares of the Company at the close of business on July 26, 2019 will be entitled to vote at the Meeting.

By Order of the Board of Directors,

/s/ Miranda Melfi
Miranda Melfi
Vice President, Human Resources,
Chief Legal Officer & Corporate Secretary

Montreal, Québec – August 2, 2019

ALL SHAREHOLDERS ARE INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT AT THE MEETING ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PROXIES MUST BE RECEIVED AT THE REGISTERED OFFICE OF THE TRANSFER AGENT OF THE COMPANY NOT LESS THAN 48 HOURS PRIOR TO THE MEETING. SHAREHOLDERS WHO EXECUTE A PROXY CARD MAY NEVERTHELESS ATTEND THE ANNUAL MEETING, REVOKE THEIR PROXY, AND VOTE THEIR SHARES IN PERSON.

MANAGEMENT PROXY CIRCULAR

IN CONNECTION WITH

THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON

SEPTEMBER 19, 2019

MANAGEMENT PROXY CIRCULAR

Solicitation of Proxies

This Management Proxy Circular (the “Circular”), which is being mailed to shareholders on or about August 2, 2019, is furnished in connection with the solicitation by management of Birks Group Inc. (the “Company”), whose principal executive office is located at 2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada, H3A 2A5, of proxies to be used at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held on September 19, 2019 at the time and place and for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders, or any adjournment thereof.

The cost of preparing, assembling and mailing this Circular, the Notice of the Annual Meeting of Shareholders, and the enclosed proxy will be borne by the Company, as well as the cost of the solicitation of any proxies except as otherwise noted herein. In addition to the primary use of mail, the Company’s employees may also solicit proxies personally, by telephone or other means of telecommunications. The Company’s employees will receive no compensation for soliciting proxies other than their regular salaries. The Company has hired Georgeson Inc. to assist it in soliciting proxies for an anticipated fee of US$6,000 (approximately $8,000 in Canadian dollars) plus out-of-pocket expenses. The Company may request banks, brokers, and other custodians, nominees and fiduciaries to forward copies of the proxy material to their principals and to request authority for the execution of proxies. The Company may reimburse such persons for their expenses in so doing.

References

Unless the context otherwise requires, the terms “Birks Group” and the “Company” are used in this Circular to refer to Birks Group Inc., a Canadian corporation, and its subsidiaries on a consolidated basis. In addition, (i) the term “Mayors” refers to Mayor’s Jewelers, Inc. and its wholly-owned subsidiary, Mayor’s Jewelers of Florida, Inc., which entities were sold by the Company to a third party on October 23, 2017 (the “Mayors Transaction”), and (ii) “the merger” refers to the merger of Mayors with a wholly-owned subsidiary of the Company, as approved by the shareholders of Mayors on November 14, 2005. The term “Birks” refers to Henry Birks & Sons Inc., the legal name of Birks Group prior to the merger.

Unless otherwise indicated, all monetary references in this Circular are denominated in Canadian dollars; references to “dollars” or “$” are to Canadian dollars and references to “US$” or “US dollars” are to US dollars.

Within this Circular, the Company’s fiscal years ended March 25, 2017, March 31, 2018 and March 30, 2019 are referred to as fiscal year 2017, 2018 and 2019, respectively. The Company’s fiscal year ends on the last Saturday in March of each year. Fiscal year ended 2019 consisted of 52 weeks (reported in four 13-week periods), while fiscal year 2018 consisted of 53 weeks (reported in one 14-week period and three 13-week periods) and fiscal year 2017 consisted of 52 weeks (reported in four 13-week periods).

Appointment of Proxyholders and Revocation of Proxies

A registered shareholder is a shareholder whose name appears on his/her share certificate (“Registered Shareholder”) or on the share register maintained by the Company or the Company’s transfer agent. A Form of proxy is included in the package sent to the Registered Shareholders.

A non-registered shareholder is a shareholder whose shares are held by his/her bank, trust company, securities, broker or other intermediary on his/her behalf (“Non-Registered Shareholder”) and, if so, the shares are likely not to be registered in the name of the shareholder in the Company’s share register. Non-Registered Shareholders will likely not receive a form of proxy. Intermediaries are generally prohibited from voting, as shares should only be voted upon instructions of the beneficial holder. Non-Registered Shareholders may vote their Voting shares in person at the Meeting or through their nominee by following the instructions provided to them by their nominee.

A Registered Shareholder may appoint as proxyholder a person other than the persons named in the accompanying form of proxy to attend and vote at the Meeting in his or her stead, and may do so by inserting the name of such other person, who need not be a shareholder, in the blank space provided in the form of proxy or by completing another proper form of proxy.

You may instruct your proxyholder how you want to vote on the matters listed in the Notice of Meeting by checking the appropriate boxes on the form of proxy. If you have specified on the form of proxy how you want to vote on a particular issue (by checking FOR, AGAINST or WITHHOLD), then your proxyholder must cast your votes as instructed. By checking WITHHOLD on the form of proxy, where applicable, you will be abstaining from voting.

Purposes of the Annual Meeting

At the Meeting, the Company’s shareholders will receive the consolidated financial statements of the Company for fiscal year 2019, together with the auditors’ report thereon and will consider and act upon the following matters:

1.	electing a board of seven directors to serve until the next annual meeting of shareholders;

2.	appointing KPMG LLP as auditors and authorizing the directors to fix their remuneration; and

3.	transacting such other business as may properly be brought before the Meeting.

The persons whose names are printed on the accompanying form of proxy will, on a show of hands or any ballot that may be called for, vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. If no choice is specified by the shareholder, the shares will be voted “FOR” the election of each of the nominees for directors set forth in this Circular under the heading “Election of Directors”, and “FOR” the appointment of KPMG LLP as auditors as set forth in this Circular under the heading “Appointment and Remuneration of the Company’s Auditors”.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and to other matters which may properly come before the Meeting. As at the date of this Circular, management knows of no such amendment, variation or other matters to come before the Meeting. If any matters which are not now known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters in accordance with their judgment.

Additional Information

In order for proxies to be recognized at the Meeting, the completed forms of proxy must be received at the office of the Company’s transfer agent, Computershare Trust Company N.A., P.O. Box 505000, Louisville, KY 40233, not less than 48 hours prior to the Meeting.

A shareholder, or his or her attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including by depositing an instrument of revocation in writing at the principal place of business of the Company, 2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada H3A 2A5, at any time up to and including the last business day preceding the day of the Meeting or an adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or an adjournment thereof but prior to the use of the proxy at the Meeting.

The Company’s Class A Voting Shares, Class B Multiple Voting Shares and Preferred Shares

The Company is currently authorized to issue an unlimited number of Class A voting shares without nominal or par value, an unlimited number of Class B multiple voting shares without nominal or par value, and an unlimited number of preferred shares without nominal or par value, issuable in series. As of July 26, 2019, the Company had 10,252,911 Class A voting shares issued and outstanding, 7,717,970 Class B multiple voting shares issued and outstanding, and no preferred shares issued and outstanding. As it concerns voting at the Meeting:

•	each Class A voting share will entitle the holder thereof to one (1) vote at the Meeting; and

•	each Class B multiple voting share will entitle the holder thereof to ten (10) votes at the Meeting.

Accordingly, each holder of Class A voting shares will be entitled to one (1) vote, and each holder of Class B multiple voting shares will be entitled to ten (10) votes, at the Meeting for each such share, as the case may be, registered in his or her name at the close of business on July 26, 2019, being the date fixed by the Company’s Board of Directors (“Board of Directors” or “Board”) for the determination of the registered holders of such shares who are entitled to receive the Notice of the Annual Meeting of Shareholders enclosed with this Circular (the “Record Date”).

The Company will prepare, no later than ten days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date. This list of shareholders will be available for inspection during usual business hours at the registered office of the Company and at the Meeting.

A quorum for the Meeting shall be persons present being not less than two (2) in number and holding or representing by proxy at least 50% of the total voting rights attached to the issued and outstanding shares entitled to vote at the Meeting.

The chairman of the Meeting may, with the consent of the Meeting, adjourn the Meeting to a fixed time and place. If the Meeting is adjourned for less than 30 days, it is not necessary to give notice of the adjourned meeting other than by announcement at the Meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and if a quorum is present at the Meeting. The persons who formed a quorum at the Meeting are not required to form a quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the Meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the Meeting in accordance with the notice calling same.

Prior to the Meeting, the Company’s transfer agent, Computershare Trust Company N.A., shall determine the number of Class A voting shares and Class B multiple voting shares represented at the Meeting, and the validity and effect of proxies, and shall receive, count, and tabulate ballots and votes, and determine the results from the Meeting.

A broker or nominee holding shares registered in its name, or in the name of its nominee, which are beneficially owned by another person and for which it has not received instructions as to voting from the beneficial owner, may have discretion to vote the beneficial owner’s shares with respect to the election of each of the directors and other matters addressed at the Meeting. Any such shares that are not represented at the Meeting, either in person or by proxy, will not be considered to have cast votes on any matters addressed at the Meeting.

Code of Ethics and Code of Conduct

The Company’s Board of Directors has adopted a code of ethics that applies to the Company’s Chief Executive Officer, Chief Financial Officer, Treasurer and Controller (which can be found at www.birks.com) and a similar code that applies to Company’s financial directors. These codes of ethics are designed to deter wrongdoing and to promote honest and ethical conduct, full and accurate disclosure in periodic reports, and compliance with laws and regulations by the Company’s senior officers and financial directors that have financial responsibilities. These codes of ethics are in addition to the Company’s Code of Conduct described below.

The Company’s Board of Directors has also adopted a Code of Conduct that applies to all employees of the Company and contains guidelines for conducting the Company’s business with the highest ethical standards and in compliance with all applicable legal and regulatory requirements. The Code of Conduct addresses several matters, including conflicts of interest, integrity of corporate records, confidentiality of corporate information, protection and use of corporate assets and opportunities, insider trading, compliance with laws and reporting of unethical or illegal behaviour. The Code of Conduct also contains whistleblowing procedures for reporting improper or questionable behaviour by the Company or employees thereof. Also included in the Company’s Code of Conduct is its policy against discrimination and harassment. It is the policy of the Company to maintain a workplace that is free from the intimidation, coercion, discrimination and harassment, including psychological and sexual harassment, of any employee. Any conduct that an employee considers harassment should be immediately reported and the complaint will be investigated. Employees can report such conduct through the Company’s alertline. The employees must read and acknowledge adherence to the policy on an annual basis. The compensation committee oversees compliance with the harassment policy.

The Code of Conduct is available upon written request to Birks Group Inc., Attention: Corporate Secretary, 2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada H3A 2A5.

Major Holders of Class A Voting Shares and Class B Multiple Voting Shares

The following table sets forth, as of June 30, 2019, information regarding the beneficial ownership, or the controlling or the directing, directly or indirectly, of the voting securities of the Company by each person or entity that beneficially owns, or controls or directs, directly or indirectly, an aggregate of 5% or more of the Company’s outstanding Class A voting shares and/or Class B multiple voting shares. Unless otherwise indicated in the table, each of the individuals named below has, to the Company’s knowledge, sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 10,242,911 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on June 30, 2019, adjusted, where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under the rules of the United States Securities and Exchange Commission (“SEC”). Under these rules, beneficial ownership includes any of the Class A voting shares and/or Class B multiple voting shares, as the case may be, as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Circular of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of June 30, 2019 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purposes of calculating the percentage owned by any other person listed.

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Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Class A Voting Shares Beneficially Owned
The Grande Rousse Trust(2)	13,646,692	76.0%
Meritus Trust Company Limited(3)	13,646,692	76.0%
Montel Sàrl(4)	8,846,692	63.4%
Mangrove Holding S.A.(5)	4,800,000	33.7%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite its name.
(2)

Includes 13,646,692 Class A voting shares, of which 7,717,970 Class A voting shares to which Montel Sàrl (“Montel”) and Mangrove Holding S.A. (“Mangrove”) collectively would be entitled upon conversion of the Class B multiple voting shares held by Montel and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The shares held by Montel and Mangrove collectively are beneficially owned by The Grande Rousse Trust. Montrovest B.V. (“Montrovest”) merged with its parent company, Montel, on August 3, 2018 (the “Montrovest Merger”), and as such, all of the shares held by Montrovest at the time of the Montrovest Merger are now held by Montel. Confido Limited has the power to remove the trustee of The Grande Rousse Trust. As a result, Confido Limited may be deemed to have beneficial ownership of the Class A voting Shares held by Montel or Mangrove.

(3)

Trustee of The Grande Rousse Trust. Includes 13,646,692 Class A voting shares, of which 7,717,970 Class A voting shares to which Montel and Mangrove collectively would be entitled upon conversion of the Class B multiple voting shares held by Montel and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The shares held by Montel and Mangrove collectively are beneficially owned by The Grande Rousse Trust. Meritus Trust Company Limited replaced Rohan Private Trust Company Limited as trustee of The Grande Rousse Trust on December 21, 2017.

(4)

Comprised of 8,846,692 Class A voting shares, of which 3,717,970 Class A voting shares, to which Montel would be entitled upon conversion of the Class B multiple voting shares held by Montel and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share.

(5)

Includes 4,800,000 Class A voting shares, of which 4,000,000 Class A voting shares to which Mangrove would be entitled upon conversion of the Class B multiple voting shares held by Mangrove. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The Grande Rousse Trust is the sole shareholder of Mangrove.

PROPOSAL 1:

ELECTION OF DIRECTORS

The Company’s articles of incorporation stipulate that the Board of Directors shall consist of a minimum of three directors and a maximum of 15 directors, and that a director’s term of office is from the date of the meeting at which he or she is elected or appointed until the next annual shareholders’ meeting following his or her election or appointment, or until such time as his or her successor is otherwise elected or appointed. The Company’s Board of Directors currently consists of eight persons. Management is proposing a total of seven nominees for election, which consist of seven of the current eight members of the Board of Directors to hold office until the next succeeding annual meeting of shareholders of the Company or until their successors are otherwise elected or appointed.

Except where the authority to vote in favour of the directors is withheld, the persons whose names are printed on the form of proxy intend to vote “FOR” the election of each of the seven nominees whose names are set forth in the following table. While the Company has no reason to believe that any of the management nominees for election as a director will be unable or unwilling to serve if elected, if any of the nominees is for any reason unavailable to serve as a director, proxies received in favor of the management nominees will be voted for another nominee in the discretion of the persons named in the form of proxy unless the shareholder has specified in the proxy that his or her shares are to be withheld from voting on the election of directors. The Company’s Board of Directors recommends a vote “FOR” each of the management nominees for election as directors for the term specified above.

Information Regarding the Directors

The following sets forth information regarding each of the seven nominees for election as directors, as of June 30, 2019:

					As of June 30, 2019 Control or Direction of the Company is Exercised by Means of (1)
Name	Age	City/State/Country of Residence	Position or office with Company	Director Since	Aggregate of Class A Voting Shares(2)	Options to Purchase Shares		Percentage of Class A Voting Shares Beneficially Owned
Niccolò Rossi di Montelera(3)	46	Florence, Italy	Executive Chairman of the Board and Director	Sept. 2010	—	—		—
Jean-Christophe Bédos(3)	55	Montreal, Quebec, Canada	President and Chief Executive Officer and Director	April 2012	—	416,666	(4)	4.1%
Davide Barberis Canonico(3)	53	Netherne, Coulsdon, U.K.	Director	Sept. 2013	—	—		—
Shirley A. Dawe(6)(7)	73	Toronto, Ontario, Canada	Director	Nov. 1999	1,545	—		*
Frank Di Tomaso(5)(6)(7)	72	Montreal, Quebec, Canada	Director	Sept. 2014	—	—		—
Louis L. Roquet(3)(5)(6)	76	Montreal, Quebec, Canada	Director	May 2016	—	—		—
Joseph F.X. Zahra(3)(5)	63	Balzan, Malta	Director	Nov. 2016	—	—		—

*	Less than 1%
(1)	This information, not being within the knowledge of the Company, was furnished by the respective nominees individually.
(2)	All shares listed in this column are Class A voting shares.
(3)	Member of the executive committee.
(4)

Includes (A) an option to purchase 150,000 Class A voting shares, currently exercisable or exercisable within 60 days of June 30, 2019, at a price of US$1.04 (approximately $1.36 in Canadian dollars) per share and which expires on January 4, 2022; (B) an option to purchase 100,000 Class A voting shares, currently exercisable or exercisable within 60 days of June 30, 2019, at a price of US$0.84 (approximately $1.10 in Canadian dollars) per share and which expires on April 18, 2023, (C) an option to purchase 100,000 Class A voting shares, currently exercisable within 60 days of June 30, 2019, at a price of US$0.78 (approximately $1.02 in Canadian dollars) per share and which expires on September 16, 2025, and (D) an option to purchase 100,000 Class A voting shares, of which 66,666 shares are exercisable or exercisable within 60 days of June 30, 2019 at a price of US$1.43 (approximately $1.88 in Canadian dollars) per share and which expires on November 15, 2026.

(5)	Member of the audit committee.
(6)	Member of the compensation committee.
(7)	Member of the corporate governance and nominating committee.

Director Nominees

Niccolò Rossi di Montelera, age 46, was elected to the Company’s Board of Directors on September 23, 2010 and has served as Vice-Chairman of the Company’s Board of Directors from June 2015 until being appointed Executive Chairman of the Board effective January 1, 2017. Mr. Rossi di Montelera was a consultant for Gestofi from August 2009 until December 31, 2016 and provided consulting services to the Company in the areas of new product and brand development in addition to being involved with the Company’s business development activities and strategic initiatives. From 2007 to 2009, he served as the Company’s Group Divisional Vice President responsible for product development, wholesale and e-commerce. From 2005 to 2006, he served as the Company’s Group Director responsible for product development. From 2002 to 2003, he worked at Regaluxe Investments SA and was responsible for the North American business development for Royale de Champagne and from 1999 to 2002, he was a Project Leader for Ferrero Group. He was a member of the Supervisory Board of Directors of Montrovest until June 30, 2012. Mr. Rossi di Montelera is the son of Dr. Rossi di Montelera, who was the Company’s Chairman of the Board until December 31, 2016, and is the brother-in-law of Mr. Carlo Coda-Nunziante who was the Company’s Vice President, Strategy until March 31, 2018.

Jean-Christophe Bédos, age 55, was appointed to the Company’s Board of Directors on April 19, 2012. He was the Company’s Chief Operating Officer from January 2012 to March 2012 and became the Company’s President and Chief Executive Officer on April 1, 2012. He has over 25 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweller Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewellery industry at Cartier in 1988.

Davide Barberis Canonico, age 53, was elected to the Company’s Board of Directors on September 12, 2013. He was a member of the board of directors of Mayors from November 2005 until October 2017. From January 1, 2016 until April 2018, Mr. Barberis Canonico was the Chief Executive Officer of Autofil Yarn Ltd., a company in the textile industry supplying yarn to the automotive industry with manufacturing facilities in the United Kingdom and Bulgaria and was its Group Strategy Director from June 2015 to December 2015. From 1998 to March 2016, he was the President and Chief Executive Officer of Manifattura di Ponzone S.p.A., an Italian family-owned company in the textile industry. From 2001 to 2015, he was also a member of the board of Sinterama S.p.A., a company in the textile industry with manufacturing facilities worldwide. He was a member of the Supervisory Board of Montrovest until April 2018.

Shirley A. Dawe, age 73, has been a member of the Company’s Board of Directors since 1999. She is also a corporate director and has been President of Shirley Dawe Associates Inc., a Toronto-based management advisory company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the boards of directors of numerous public and private companies in Canada and the United States.

Frank Di Tomaso, age 72, was elected to the Company’s Board of Directors on September 24, 2014. Mr. Di Tomaso is a corporate director. He has been a Chartered Professional Accountant since 1972. He was an audit and advisory partner at Raymond Chabot Grant Thornton LLP from 1981 to 2012 where he held the position of Managing Partner Audit – Public Companies until he retired in 2012. Mr. Di Tomaso also has been and currently is a member of a number of other public company corporate boards, namely Intertape Polymer Group, Inc. and ADF Group Inc.

Louis L. Roquet, age 76, was appointed to the Company’s Board of Directors on May 11, 2016. Mr. Roquet has served as the Chancellor and Chairman of the Board of Université de Montréal since June 2018. Mr. Roquet was previously a member of the Company’s Board of Directors from August 2007 to July 2014 before being appointed by the Québec Government to the position of Chairman of the Board of Investissement Québec in July 2014 from which he resigned on May 2, 2016. From 2012 to 2014, Mr. Roquet was Managing Director of Cevital Spa, a large Algerian manufacturer of food products. Mr. Roquet has served as General Manager of the City of Montréal from January 2010 to January 2012. From April 2004 to October 2009, he was President and Chief Operating Officer of Desjardins Venture Capital and was responsible for managing Desjardins’ venture capital funds together with those of Capital

Régional and Coopératif Desjardins, a publicly-traded company established in 2001 with an authorized capitalization of $1.0 billion. From 2002 to 2004, Mr. Roquet served as President and General Manager of Société des alcools du Québec, Québec’s Liquor Board. Prior to 2002 he held the title of President and Chief Executive Officer of Investissement Québec, Secretary General of the City of Montréal and General Manager of Montréal Urban Community. He also serves as a director of numerous non-profit organizations.

Joseph F.X. Zahra, age 63, was appointed to the Company’s Board of Directors on November 9, 2016. Mr. Zahra is a founding partner and director of SurgeAdvisory Limited, an advisory firm which focuses on strategy and transformation management, succession planning and boardroom coaching operating in Malta, since January 1, 2017. Prior thereto, he was a founding partner and managing director of MISCO, an independent consulting group operating in Malta, Cyprus and Italy from 1983 to 2016. Mr. Zahra also serves as director of several private, publicly-listed and regulated companies operating in the following industries: financial services (insurance and investment services), oil services, transportation, retail and hospitality. Mr. Zahra is also chairman of the board of directors of Forestals Investments Ltd. and of Multi Risk Ltd. and chairman of the audit committee of Corinthia Palace Hotel Co. Ltd., Medserv plc and member of the audit committee of United Finance plc. He also serves as chairman of the investment committee of Pendergardens Developments plc and of Multi Risk Indemnity Ltd. and is a member of the investment committee of Chasophie Group Limited. Mr. Zahra was director of the Central Bank of Malta from 1992 to 1996 and served as executive chairman of Bank of Valletta Plc from 1998 to 2004, Maltacom Plc in 2003 and Middlesea Insurance Plc from 2010 to 2012. Mr. Zahra was appointed as one of the five international auditors at the Prefettura per gli Affari Economici of the Holy See from 2010 to 2014 and was the president of the economic and administrative reform commission (COSEA) from 2013 to 2014 as well as the vice coordinator of the newly formed Council for the Economy of the Holy See since 2014.

Director Independence, Compensation, Meeting Participation and Other Information

Director Independence

Prior to the Meeting, our Board of Directors had determined that five of our eight directors (Emily Berlin, Shirley A. Dawe, Frank Di Tomaso, Louis L. Roquet and Joseph F.X. Zahra) qualified as independent directors within the meaning of Section 803A of the NYSE American LLC (“NYSE American”) Company Guide.

All of the directors on the Company’s compensation, corporate governance and nominating and audit committees are independent. We are a “controlled company” (one in which more than 50% of the voting power is held by an individual, a group or another company) within the meaning of the rules of the NYSE American. Accordingly, we are not required under the NYSE American rules to have a majority of independent directors, a nominating and corporate governance committee, and a compensation committee (each of which, under the NYSE American rules, would otherwise be required to be comprised entirely of independent directors). Since November 2005, our Board of Directors has been comprised of a majority of independent directors, except for (i) fiscal year 2013 following the appointment of Mr. Bédos, our President and Chief Executive Officer, as an additional director of the Company, during which period our Board of Directors was comprised of 50% independent directors, (ii) part of fiscal year 2015 following the 2014 annual shareholder meeting where four of the Company’s eight directors qualified as independent directors, (iii) part of fiscal year 2016 following the resignation of Mr. Guthrie J. Stewart in December 2015 until the appointment of Mr. Louis L. Roquet in May 2016, and (iv) part of fiscal year 2017 until the appointment of Mr. Joseph F.X. Zahra, during which period our Board of Directors was comprised of a majority of non-independent directors.

Notwithstanding the fact that we qualify for the “controlled company” exemption, we maintain a corporate governance and nominating committee and a compensation committee comprised solely of independent directors.

For transactions, relationships or arrangements that were considered by the Board of Directors in determining whether each director was independent, please see “Related Party Transactions” in this Circular below.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, none of the proposed directors of the Company is, or within 10 years before the date hereof, has been:

(a)	a director, chief executive officer or chief financial officer of any company (including the Company) that

(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the knowledge of the Company, none of the proposed directors of the Company have been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Director Compensation

During fiscal year 2019, each director who was not an employee of the Company received an annual fee of US$25,000 (approximately $33,000 in Canadian dollars) for serving on the Company’s Board of Directors and US$1,500 (approximately $2,000 in Canadian dollars) for each Board meeting attended in person and US$750 (approximately $1,000 in Canadian dollars) for each Board meeting attended by phone. The chairperson of each of the audit committee, compensation committee and corporate governance and nominating committee received an additional annual fee of US$10,000, US$8,000 and US$5,000 (approximately $13,000, $10,500 and $6,500 in Canadian dollars), respectively. The members of each of the audit committee, compensation committee and corporate governance and nominating committee received an additional annual fee of US$5,000, US$4,000 and US$2,500 (approximately $6,500, $5,250 and $3,275 in Canadian dollars), respectively, and the independent member of the executive committee received an additional annual fee of US$4,000 (approximately $5,250 in Canadian dollars). The chairperson and any other members of any special independent committee of directors that may be established from time to time is entitled to receive compensation for his or her service on such committee as may be determined by the Board of Directors. Since September 2018 and every September thereafter, each director who is not an employee of the Company is entitled to receive deferred stock units equal to a value of US$25,000 (approximately $33,000 in Canadian dollars). In November 2016, September 2017 and 2018, each non-employee director received deferred stock units equal to a value of US$10,000, US$20,000 and US$25,000 (approximately $13,000, $25,000 and $33,000 in Canadian dollars), respectively. In April 2014 and April 2015, 5,000 stock appreciation rights were granted to each non-employee director. In addition, in September 2014, 2,000 stock appreciation rights were granted to a new member of the Company’s Board of Directors. All directors were reimbursed for reasonable travel expenses incurred in connection with the performance of their duties as directors.

On November 15, 2016, the Company’s Board of Directors approved annual payments of €200,000 (approximately $303,000 in Canadian dollars) and €50,000 (approximately $76,000 in Canadian dollars) to Mr. Niccolò Rossi di Montelera for his role as Executive Chairman of the Board and Chairman of the Executive Committee, respectively, effective January 1, 2017.

Director Compensation Table

The following table sets forth information concerning all amounts of compensation provided to the directors of the Company who are not members of the management of the Company for the fiscal year ended March 30, 2019:

Name	Fees earned(1)(2) ($)	Share- based awards(1)(3) ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Niccolò Rossi di Montelera(4)	315,325	32,800	—	—	—	—	348,125
Davide Barberis Canonico	43,998	32,800	—	—	—	—	76,798
Emily Berlin	58,227	32,800	—	—	—	—	91,027
Shirley Dawe	58,888	32,800	—	—	—	—	91,688
Frank Di Tomaso	66,823	32,800	—	—	—	—	99,623
Louis L. Roquet	62,194	32,800	—	—	—	—	94,994
Joseph F.X. Zahra	56,904	32,800	—	—	—	—	89,704

•	The Company has a policy in place whereby its directors and executive officers, including former directors, can buy merchandise at below retail price.

(1)	These amounts have been translated from US to Canadian dollars using an exchange rate of 1:1.3122.

(2)	Fees were paid in cash.

(3)

Amounts reflect the aggregate grant date fair market value of deferred stock units granted in September 2018, respectively under the Omnibus LTIP, payable in cash following the departure of the director.

(4)	Mr. Niccolò Rossi di Montelera was appointed Executive Chairman of the Board of Directors effective January 1, 2017.

Meeting Participation and Board Communication

During fiscal year 2019, the Company’s Board of Directors held a total of eight board meetings and eighteen committee meetings. During such period, all of the directors attended 100% of the meetings of the Board of Directors, except for one member who attended 88% of these meetings.

The Company has a formal policy regarding director attendance at its meetings. Directors are encouraged to attend the annual shareholders’ meeting, all meetings of the Board of Directors and all committee meetings of which they are a member. If necessary, directors can attend meetings via teleconference.

The Company also has a formal policy regarding communications with the Board of Directors. Shareholders may communicate with the Board of Directors by writing to the Company’s President and Chief Executive Officer by mail addressed to such person at 2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada, H3A 2A5, by an email sent to such person at jcbedos@birksgroup.com, or by fax sent to such person at (514) 397-2577. Shareholders should include their contact information in the communication. The President and Chief Executive Officer is responsible for ensuring that any such communication is delivered to the Board of Directors or to a specified director, as the case may be.

Committees of the Board of Directors

The Company’s Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the four main committees of the Board of Directors, as well as the reports of certain of those committees. The Board of Directors may from time to time also create special committees of the Board as needed.

Audit Committee. The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the United States Securities Exchange Act of 1934 (the “Exchange Act”). The audit committee operates under a written charter adopted by the Board of Directors. The audit committee reviews the scope and results of the annual audit of the Company’s consolidated financial statements conducted by its independent auditors, the scope of other services provided by its independent auditors, proposed changes in its financial accounting standards and principles, and its policies and procedures with respect to its internal accounting, auditing and financial controls. The audit committee also examines and considers other matters relating to the Company’s financial affairs and accounting methods, including selection and retention of its independent auditors. During fiscal year 2019, the audit committee held four meetings. During such period, all the members of the Audit Committee attended 100% of these meetings, except for one who attended 75% of these meetings. During fiscal year 2019, the audit committee was comprised of Frank Di Tomaso (Chair), Emily Berlin, Louis L. Roquet and Joseph F.X. Zahra, each of whom is financially literate and an independent (as defined by the NYSE American listing standards and SEC rules), non-employee director of the Company. The Company has determined that Frank Di Tomaso is an “audit committee financial expert”, as this term is defined under SEC rules. Neither the SEC nor the NYSE American requires the Company to designate an “audit committee financial expert”. A copy of the audit committee charter is available on the Company’s website at www.birks.com.

Audit Committee Report. The audit committee has reviewed and discussed the Company’s audited consolidated financial statements for fiscal year 2019 with management and with the independent auditors, including matters required to be discussed by the Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in rule 3200T, as amended.

The audit committee has reviewed the independent auditors’ fees for audit and non-audit services for fiscal year 2019. The aggregate fees billed by KPMG LLP for professional services rendered for the audit and interim review of the Company’s consolidated financial statements for fiscal year 2019 was $373,500.

The audit committee has received the written disclosures and the letter from the independent auditors required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the audit committee concerning independence, and has discussed with the independent auditors their independence.

Based on its review of the audited consolidated financial statements and the various discussions noted above, the audit committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 20-F for fiscal year 2019, filed with the SEC on June 24, 2019 (the “Annual Report”).

The foregoing has been furnished by the audit committee, namely:

Frank Di Tomaso (Chair)

Emily Berlin

Louis L. Roquet

Joseph F.X. Zahra

Compensation Committee. The Company has a standing compensation committee. The compensation committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation committee is to recommend to the Board of Directors (i) director compensation, and (ii) executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of the Company. The compensation committee also establishes criteria for variable compensation, evaluates the performance of the Chief Executive Officer on an annual basis and provides recommendations to the Board of Directors regarding Chief Executive Officer and senior management succession plans. Certain decisions regarding compensation of certain executive officers are reviewed by the compensation committee. During fiscal year 2019, the compensation committee held four meetings and all members of the compensation committee attended 100% of these meetings during that period. During fiscal year 2019, the compensation committee was comprised of Shirley A. Dawe (Chair), Frank Di Tomaso and Louis L. Roquet. Each member of the compensation committee is an independent (as defined by the NYSE American listing standards), non-employee director of the Company. A copy of the compensation committee charter is available on the Company’s website at www.birks.com.

The compensation committee reviews whether both the compensation and benefits programs provided to the executive officers is generally competitive with similar organizations within the luxury jewelry and retail industry. In determining the compensation of certain of the Company’s executive officers, the committee takes into account all factors that it considers relevant, including business conditions in general and the Company’s performance during the year in light of such conditions, the market compensation for executives of similar background and experience, and the performance of the specific executive officer under consideration and the business area of the Company for which such executive officer is responsible. Regarding the Chief Executive Officer’s compensation, the compensation committee considers many of the same factors looked at for the other executive officers. Some of the key company performance measures are sales, gross profit, earnings before tax, cash flow, and other key strategic and financial objectives as outlined in the Company’s profit and strategic plans.

The compensation committee believes that the annual cash bonus portion of the executive officers’ compensation, or the variable compensation component, should vary according to the executive officer’s level of responsibility, their capacity to add shareholder value and their individual performance and be based upon the Company’s overall financial performance. The compensation committee believes that this portion of the executive officer’s compensation is critical in order to ensure that such executive officer’s interests are aligned with the interests of the Company’s shareholders. The bonus targets for executive officers range from 40% to 85% of their respective annual base salary. The payout is based on the achievement of pre-set financial and leadership goals (quantitative and qualitative) once the pre-set minimum threshold related to annual planned adjusted earnings before interest and taxes (“Adjusted EBIT”) has been met. From fiscal year 2012 to fiscal year 2015, the Company did not make any bonus payments to executive officers under this variable compensation component as the Company did not meet the minimum required threshold. For fiscal year 2016, the Company met the minimum required threshold and bonus payments were made as detailed in the “Summary Compensation Table” below. For fiscal year 2017, the Company did not make any bonus payments to executive officers as the pre-set minimum threshold related to the annual planned Adjusted EBIT was not met. Nevertheless, the Board of Directors approved a special bonus payment for a total aggregate amount of $268,500 to some executive officers in recognition of their contribution to key strategic initiatives. For fiscal year 2018, the pre-set minimum threshold related to the annual planned Adjusted EBIT was not met. Nevertheless, the Board of Directors approved a special bonus payment for a total aggregate amount of $727,524 payable over a two (2) year period to some executive officers in recognition of their contribution to a key strategic initiative, namely the completion of the Mayors Transaction, and as a retention tool. For fiscal year 2019, the Company did not make any bonus payments to executive officers as the pre-set minimum threshold related to the annual planned Adjusted EBIT was not met.

Executive officers may, from time to time, be granted options to purchase the Company’s Class A voting shares or other equity or non-equity based incentive awards.

The compensation committee has the authority to obtain the advice and seek assistance from internal and external legal, accounting, compensation and other advisors.

Corporate Governance and Nominating Committee. The Company has a standing corporate governance and nominating committee. The corporate governance and nominating committee is responsible for overseeing all aspects of the Company’s corporate governance policies. The corporate governance and nominating committee is also responsible for the oversight and review of all related party transactions and for nominating potential nominees to the Board of Directors. During fiscal year 2019, the corporate governance and nominating committee held four meetings and all members of the corporate governance and nominating committee attended 100% of these meetings during such period.

The Company’s corporate governance and nominating committee is comprised of three directors and operates under a written charter adopted by the Board of Directors. The current members are Emily Berlin (Chair), Shirley Dawe and Frank Di Tomaso, each of whom is an independent (as defined by the NYSE American listing standards), non-employee director of the Company.

The Company’s policy with regard to the consideration of any director candidates recommended by a shareholder is that it will consider such candidates and evaluate such candidates by the same process as candidates identified by the corporate governance and nominating committee. The Company has adopted a policy requiring that a director nominee, whether such candidate was recommended by the corporate governance and nominating committee or a shareholder, should possess, at least, integrity and commitment to service on the board. In addition to those minimum qualifications, the corporate governance and nominating committee will consider the following qualities or skills, which the Board as a whole should possess: business judgment, financial literacy, public company experience, accounting and finance experience, industry knowledge, diversity and the ability to provide strategic insight and direction A detailed discussion of each of these attributes can be found in the corporate governance and nominating committee charter, which is available on the Company’s website at www.birks.com.

The corporate governance and nominating committee shall identify director nominee candidates from any appropriate source including shareholder recommendations. To submit a nominee to be considered by the committee and possibly placed on the proxy statement, a shareholder must submit the nominee’s resume and other contact information to the committee at the Company’s principal executive office, 2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada, H3A 2A5, not less than 90 calendar days before the date the Company’s proxy statement is released to shareholders in connection with the previous year’s annual meeting.

Executive Committee. The Company has a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between Board of Directors’ meetings for certain corporate actions. The intent of the executive committee is to facilitate the Company’s efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist with the Company’s operations, including but not limited to, monitoring the implementation of policies, strategies and programs. In addition, the executive committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. During fiscal year 2019, the executive committee consisted of: Niccolò Rossi di Montelera (Chair), Jean-Christophe Bédos, Davide Barberis Canonico, Louis L. Roquet and Joseph F.X. Zahra. For fiscal year 2019, the executive committee held six meetings. All of the members of the executive committee attended 100% of these meetings during such period. Messrs. Roquet and Zahra are independent, non-employee directors of the Company.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2019, Shirley A. Dawe (Chair), Frank Di Tomaso and Louis L. Roquet served as members of the Company’s compensation committee. None of the members of the compensation committee served as an officer or employee of the Company during fiscal year 2019 and there were no material transactions between the Company and any of the members of the compensation committee during fiscal year 2019.

During fiscal year 2019, none of the Company’s executive officers served as a member of the board of directors of any other entity that has one or more of its executive officers serving as a member of the Company’s compensation committee. During fiscal year 2019, none of the Company’s executive officers served as a member of the compensation committee, or any committee performing an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Company’s Board of Directors.

Indemnification of Directors and Officers and D&O Insurance

Under the Canada Business Corporations Act (the “CBCA”), a company may not, by contract, resolution or by-law, limit the liability of its directors for breaches of their fiduciary duties. However, a company may indemnify a director or officer, a former director or officer or a person who acts or acted at the company’s request as a director or officer of an entity of which the company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her because of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the company or the entity, if:

•	that person acted honestly and in good faith with a view to the best interests of the company; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his or her conduct was lawful.

The Company’s by-laws provide for indemnification of directors and officers to the fullest extent authorized by the CBCA. The CBCA expressly provides for advance payment of an indemnified person’s costs, charges and expenses in respect of a proceeding provided that the individual is obligated to repay such advances if the individual has not fulfilled the conditions summarized above.

The Company maintains directors’ and officers’ liability insurance covering liability, including defense costs, of its directors and officers and other employees (as defined in the policy), arising out of a wrongful act committed while performing their duties in such capacity, provided they acted honestly and in good faith with a view to the best interests of the Company. The current primary limit of insurance is US$15 million (approximately $19.7 million in Canadian dollars) for each loss and US$15 million (approximately $19.7 million in Canadian dollars) for each policy period and the current excess limit is US$5 million (approximately $6.6 million in Canadian dollars) for each policy period. Annual premiums of US$78,750 (approximately $103,000 in Canadian dollars) and US$15,750 ($20,670 in Canadian dollars) were paid by the Company for the primary limit and excess limit respectively in its last completed financial year with respect to the period from April 1, 2019 to April 1, 2020. Claims payable to the Company are subject to a retention, for the primary limit, of US$100,000 (approximately $131,000 in Canadian dollars) per occurrence applicable to indemnifiable loss only.

Executive Officers Compensation

At the commencement of fiscal year 2019, the Company had five executive officers. During the fiscal year 2019, the two following executive officers ceased to be executive officers of the Company: (i) Eva Hartling, who left the Company on September 17, 2018 and (ii) Hélène Messier, whose position as Vice-President, Chief Talent Officer was eliminated as a result of a reorganization as of September 30, 2018. Aurélie Pépion, a new executive officer joined the Company on April 2, 2018 and Maryame El Bouwab was promoted to an executive officer on June 29, 2018. The aggregate compensation paid by the Company to these seven executive officers in fiscal year 2019 was approximately $2,278,000 (annual salary).

Set out below are the biographies of the Company’s current five executive officers:

Jean-Christophe Bédos, age 55, is the Company’s President and Chief Executive Officer. Prior thereto he was the Company’s Chief Operating Officer from January 2012 to March 2012. He has been a director of the Company since April 19, 2012. He has over 25 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweller Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewellery industry at Cartier in 1988.

Pasquale (Pat) Di Lillo, age 57, is the Company’s Vice President, Chief Financial Officer and has been with the Company since January 5, 2015. Prior to joining the Company, Mr. Di Lillo was Senior Vice President and Corporate Controller at SNC-Lavalin Group Inc., one of the world’s largest engineering and construction companies, from May 2010 to December 2014 and was Vice President, Taxation from August 2007 to May 2010. From October 1983 to August 2007, he was with KPMG LLP, where he was appointed a partner in 1995.

Maryame El Bouwab, age 41, is the Company’s Vice President, Merchandising, Planning and Supply Chain and has been with the Company since March 2013. Prior to her current position, she was the Company’s Vice President, Planning and Supply Chain from June 1, 2018 to September 30, 2018 and Vice President, Merchandise Planning from February 1, 2017 to May 31, 2018 and, the Company’s Director of Merchandise Planning from March 2013 to February 2017. Prior to joining the Company, Ms. El Bouwab was, from 2005 to 2012, with Mexx Canada where she held the position of Merchandise Planning Manager and with Lucky Brand Jeans as Merchandising and Planning & Allocation Manager.

Miranda Melfi, age 55, is the Company’s Vice President, Human Resources, Chief Legal Officer and Corporate Secretary and has been with the Company since April 2006. Prior to her current position, she was the Company’s Vice President, Legal Affairs and Corporate Secretary from April 2006 to September 2018. Prior to joining the Company, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

Aurélie Pépion, age 38, is the Company’s Vice President, Omni-Channel Sales, Operations and Marketing and has been with the Company since April 2018. Prior to her current position, she was the Company’s Vice President, Omni-Channel Sales and Operations from April 2, 2018 to September 30, 2018. Prior to joining the Company, Ms. Pépion was the Managing Director Canada of Swarovski (Consumer Goods Business) from March 2016 to March 2018. Prior thereto, she held various positions with Swarovski since February 2009, namely, Director Multibrand (Europe, Middle East, Africa), Head of Retail Multibrand (France), Key Account Manager (France), and Watch Distribution Manager (France). Prior thereto, she was with Gucci Group Watches sales management from February 2007 to January 2009 and was a District Manager for Puig Prestige in 2005 and 2006. Ms. Pépion resigned from her position as Vice-President, Omni-Channel Sales, Operations and Marketing with the Company for personal reasons, effective September 6, 2019.

Agreements with Respect to Termination of Employment or a Change of Control

The Company has employment agreements with certain of its executive officers, certain of which contain provisions that would apply in the event of a termination of employment (whether as a result of resignation, retirement, a change of control, etc.) or a change in responsibilities following a change of control.

Jean-Christophe Bédos

On January 4, 2012, Birks Group entered into an employment agreement with Jean-Christophe Bédos, who became the President & Chief Executive Officer effective April 1, 2012, and prior to that was the Company’s Chief Operating Officer. The agreement provides that if Mr. Bédos is terminated without “cause” or resigns for “good reason,” as these terms are defined in the agreement, Mr. Bédos will receive (i) any earned and accrued but unpaid base salary, (ii) up to twelve months of salary in lieu of further salary or severance payments, which may be increased by one additional month after five (5) years of service for each additional year of service thereafter, up to a maximum of eighteen (18) months after ten (10) years of service, (iii) certain health benefits for the period that the severance will be payable in (ii), and (iv) his bonus through the date of termination and up to twelve (12) months average annual cash bonus (based on the average annual cash bonus paid to him over the previous three fiscal years). Mr. Bédos is prohibited from competing with Birks Group during his employment and for a period of twelve-months thereafter.

Pasquale (Pat) Di Lillo

Birks Group entered into an employment agreement with Pasquale (Pat) Di Lillo, dated October 30, 2014, who became Vice President, Chief Financial and Administrative Officer effective January 5, 2015 (currently, Mr. Di Lillo is the Company’s Vice President, Chief Financial Officer). The agreement provides that if Mr. Di Lillo is terminated without “cause” or resigns for “good reason”, as these terms are defined in the agreement, Mr. Di Lillo will receive (i) any earned and accrued but unpaid base salary, (ii) up to six months of salary in lieu of further salary or severance payments, which may be increased by one additional month after two (2) years of service for each additional year of service thereafter, up to a maximum of 12 months after eight years of service, (iii) certain health benefits for the period that the severance will be payable in (ii), and (iv) his bonus through the date of termination and up to six months average annual bonus (based on the average annual cash bonus paid to him over the previous three fiscal years). Mr. Di Lillo is prohibited from competing with Birks Group for a period of twelve months after the termination of the agreement.

Maryame El Bouwab

Birks Group entered into an employment agreement with Maryame El Bouwab, effective June 1, 2018 to then serve as the Company’s Vice President, Planning and Supply Chain (currently, Ms. El Bouwab is the Company’s Vice President, Merchandising, Planning and Supply Chain). The agreement provides that if Ms. Bouwab is terminated without “cause” or resigns for “good reason”, as these terms are defined in the agreement, Ms. Bouwab will receive (i) any earned and accrued but unpaid base salary, (ii) up to six months of salary in lieu of further salary or severance payments, which may be increased by one additional month after two (2) years of service for each additional year of service thereafter, up to a maximum of 12 months after eight years of service, (iii) certain health benefits for the period that the severance will be payable in (ii), and (iv) her bonus through the date of termination and up to six months average annual bonus (based on the average annual cash bonus paid to her over the previous three fiscal years). Ms. El Bouwab is prohibited from competing with Birks Group for a period of twelve months after the termination of the agreement.

Miranda Melfi

Birks Group entered into an employment agreement with Miranda Melfi, effective April 3, 2006 to then serve as the Company’s Group Vice President, Legal Affairs and Corporate Secretary (currently, Ms. Melfi is the Company’s Vice President, Human Resources, Chief Legal Officer and Corporate Secretary). The agreement allows Birks Group to terminate Ms. Melfi’s employment without cause. Ms. Melfi may terminate the agreement by giving the Company at least thirty days written notice. If Birks Group exercises its right to terminate Ms. Melfi’s employment without cause or if she resigns for good reason, she will be paid her salary through her termination date, will receive the pro rata share of the bonus to which she would have been entitled for that fiscal year, and will receive her salary and all other amounts to which she is entitled to under any compensation or benefit program for an additional period consisting of the greater of ninety days or such additional period that would be required in accordance with applicable law. The agreement prohibits Ms. Melfi from competing with Birks Group for a period of time during which her salary is continued but for no more than six months from the termination date.

Aurélie Pépion

Birks Group entered into an employment agreement with Aurélie Pépion, effective April 2, 2018 to then serve as the Company’s Vice President, Omni-Channel Sales and Operations (currently, Ms. Pépion is the Company’s Vice President, Omni-Channel Sales, Operations and Marketing). The agreement provides that if Ms. Pépion is terminated without “cause” or resigns for “good reason”, as these terms are defined in the agreement, Ms. Pépion will receive (i) any earned and accrued but unpaid base salary, (ii) up to six months of salary in lieu of further salary or severance payments, which may be increased by one additional month after two (2) years of service for each additional year of service thereafter, up to a maximum of 12 months after eight years of service, (iii) certain health benefits for the period that the severance will be payable in (ii), and (iv) her bonus through the date of termination and up to six months average annual bonus (based on the average annual cash bonus paid to her over the previous three fiscal years). Ms. Pépion is prohibited from competing with Birks Group for a period of twelve months after the termination of the agreement. Ms. Pépion resigned from her position as Vice-President, Omni-Channel Sales, Operations and Marketing with the Company for personal reasons, effective September 6, 2019.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

Our compensation committee has adopted a compensation philosophy for our executive compensation program that contains the following primary goals:

•	Attract, retain and develop the best talented team of executives necessary to drive the achievement of both the Company’s short-term and long-term goals that will contribute to its success;

•	Focus on pay-for-performance by linking a significant portion of executive pay to the achievement of short-term and long-term business objectives; and

•	Align the interests of executives and shareholders by delivering a component of executive pay through long-term incentives.

Compensation Risk Management

The Company proactively manages the risks related to the compensation policies and practices. The purpose of such proactive management is to ensure that no compensation program or practice of the Company whether alone or in relation with other programs and practices, prompts the Company’s employees to adopt behavior that could have a material adverse effect on the Company’s results.

The performance objectives and criteria used for compensation purposes are generally linked to the Company’s business plan and objectives and are established and verified in order to ensure that the employees who could benefit from it do not take any risks that are inappropriate or excessive for the Company.

The compensation committee reviews, on an annual basis, the risks associated with the Company’s compensation policies and practices to confirm that such policies and practices do not encourage unnecessary and excessive risk-taking. The compensation committee reviews management’s assessment of eleven measures which it believes impose appropriate limits to avoid excessive or inappropriate risk-taking behaviour such as: no guaranteed minimum payout, reasonable maximum payout, strategic alignment, performance metrics, balance between short and long-term performance, controls and a clawback policy.

As a result of the compensation committee’s fiscal year 2019 review of the risks related to the Company’s compensation policies and practices, the compensation committee determined that any risks that may result from such policies and practices are not reasonably likely to have a material adverse effect on the Company.

Role of Compensation Committee and Management in Executive Compensation Decisions

The compensation committee meets with the Chief Executive Officer at the beginning of the fiscal year to agree upon the Chief Executive Officer’s performance objectives and metrics for the fiscal year. At the end of the fiscal year, the committee leads the Board in an annual assessment of the Chief Executive Officer’s performance relative to the pre-determined performance objectives and metrics. This evaluation, as well as comparative review of relevant market compensation data, are used by the compensation committee in assessing the Chief Executive Officer’s total compensation review which takes place in September.

For the other executive officers, the compensation committee receives in June a summary review of the performance evaluation and succession plans prepared by the Chief Executive Officer. In September, the compensation committee reviews the total compensation of each executive officer and considers the compensation adjustment proposals provided by the Chief Executive Officer that are based on relevant comparable competitive benchmark data in addition to the contribution to the Company by each executive officer.

With respect to variable compensation programs, the compensation committee ensures that the variable compensation targets are aligned with the Company’s annual profit plan as well as its strategic plan.

Role of the Independent Compensation Consultant

The compensation committee engages independent compensation consultants as needed to provide the committee with support on determining elements of executive compensation.

Elements of Compensation

The overall intent of the Company is to provide executives with the opportunity to receive total compensation that is competitive with the market in which the Company must compete for talent and to tie a portion of compensation awarded to the achievement of corporate and individual objectives.

Our executive officer compensation consists of the following components:

Compensation Component	Objectives	Key Features
Base salary	Provide cash compensation that is not at risk so as to provide a stable source of income and financial security.	For undertaking their role and responsibility, designed to attract and retain key executives by being competitive; not the primary means of recognizing performance.

Performance-based annual cash incentive award	Motivate and reward its executive officers for the achievement of the Company’s annual financial objectives and the individual’s personal objectives.	Cash payouts are dependent on the degree of achievement of pre-set corporate financial objectives (80%) and key leadership objectives (20%) that are above a pre-set minimum required threshold of performance (EBIT).

Mid and long-term equity incentives	To reward the achievement of the Company’s longer term financial goals through the alignment of management interests with those of shareholders; used from time to time, typically to recognize prior performance or to attract or retain key talent.

Grant size will vary in accordance with the level of responsibility, capacity to add shareholder value and individual performance and depends on stock price.

Previous grants are taken into account when considering new grants.

Stock options may be granted which typically have a ten-year life and vest over a 3-year period.

Restricted share units may be granted subject to restrictions or conditions which may be time-based or based on achievement of pre-established performance goals and objectives. These are typically mid-term equity with a 3-year life.

Benefits	Retain executives over the course of their careers.	A comprehensive program of benefits that includes medical, dental, disability and life insurance; contribution to retirement planning; car allowance; merchandise discount program.

Competitive Compensation Analysis

When appropriate, the compensation committee refers to compensation data from a range of public companies operating in the branded, luxury retail sector. Because there are few public Canadian and US companies of similar size in the luxury retail business, compensation consultants are retained when required to undertake a total market compensation analysis in order to assist the committee in determining whether the Company’s compensation packages for the Chief Executive Officer and executive officers are competitive with external compensation practices.

Executive Compensation – Related Fees

During fiscal year 2018 and fiscal year 2019, at the request of the compensation committee, the Company retained the consulting services of PCI Perrault Conseil to assist in the development of a new long-term incentive plan following the Mayors Transaction for a total fee of approximately $7,000 and $6,700, respectively.

Summary Compensation Table

The following table sets forth all compensation paid by the Company (and, where applicable, aggregated with any amounts paid by any of the Company’s subsidiaries) to its Chief Executive Officer, Chief Financial Officer and its three other most highly compensated executive officers (the “named executive officers”) for fiscal years 2019, 2018 and 2017.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary(1) ($)	Share-Based Award(2)◆ ($)	Option-Based Awards(3)◆ ($)	Annual Incentive Plan(4) ($)		Long- Term Incentive Plans	All Other Compensation(5) ($)	Total Compensation ($)
Jean-Christophe Bédos President and Chief Executive Officer and a Director	2019	750,000	—	—	160,000	(6)	—	146,720	1,056,720
	2018	750,000	—	—	160,000	(6)	—	124,115	1,034.115
	2017	738,366	141,581	176,975	169,996		—	104,664	1,331,582
Pasquale (Pat) Di Lillo Vice President, Chief Financial Officer	2019	330,000	—	—	41,250	(6)	—	51,355	422,605
	2018	330,000	—	—	41,250	(6)	—	69,518	440,768
	2017	320,590	18,877	46,013	64,999		—	49,093	499,572
Miranda Melfi Vice President, Human Resources, Chief Legal Officer and Corporate Secretary	2019	280,000	—	—	32,500	(6)		61,356	373,856
	2018	260,000	—	—	32,500	(6)	—	61,608	354,108
	2017	248,378	11,326	26,546	25,000		—	61,852	373,102
Marco Pasteris Vice President, Finance	2019	255,000	—	—	—		—	48,075	303,075
	2018	255,000	—	—	—		—	43,739	298,739
	2017	252,090	11,326	26,546	—		—	41,439	331,401
Aurélie Pépion Vice President, Omni-Channel Sales, Operations and Marketing(7)	2019	250,000	—	—	62,500	(8)	—	48,388	360,888

♦	These amounts have been translated from US dollars to Canadian dollars using an exchange rate of 1:1.3122

The Company has a policy in place whereby its directors and executive officers, including former directors, can buy merchandise at below retail price.

(1)	Represents the amounts earned during the relevant fiscal year.
(2)	Amounts reflect the aggregate grant date fair market value of time-vesting restricted stock units granted on November 15, 2016 under the Omnibus LTIP.
(3)

Amounts reflect the aggregate grant date fair market value (computed using the Black-Scholes model) of time-vesting stock options granted on: November 15, 2016 under the Omnibus LTIP, September 16, 2015 under the LTIP and January 5, 2015 under the LTIP.

(4)	Represent bonus amount earned and paid with respect to the relevant fiscal year or earned with respect to the relevant fiscal year and paid in the following fiscal year.
(5)	Includes amounts paid for a car allowance, parking fees and retirement benefit contributions as well as medical, dental and disability benefits.
(6)	Represents a payment of 25% of a special bonus earned in fiscal year 2018 and payable over two years in recognition of his/her contribution to key strategic initiatives and as a retention tool.
(7)

Ms. Pépion joined the Company in April 2018 and resigned from her position as Vice-President, Omni-Channel Sales, Operations and Marketing with the Company for personal reasons, effective September 6, 2019.

(8)	Represents guaranteed bonus amount for fiscal year 2019 paid in fiscal year 2020 pursuant to the terms of her employment agreement.

Option/RSU Grants and Exercise of Options/RSUs

The following tables set forth details regarding the exercise of option-based awards and share-based awards by named executive officers during fiscal year 2019.

Outstanding Option-Based Awards

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/ Warrants at FY-End (#) Exercisable/Unexercisable	Value of Unexercised Options/ Warrants at FY-End ($) Exercisable/Unexercisable(1)
Jean-Christophe Bédos	—	—	416,667/33,333	92,510/0
Pasquale (Pat) Di Lillo	—	—	77,333/8,667	330/0
Miranda Melfi	—	—	85,000/5,000	13,712/0
Marco Pasteris	—	—	120,280/5,000	11,718/0
Aurélie Pépion(2)	—	—	—	—

(1)

The aggregate value of the unexercised in-the-money options equal to the difference between the exercise price of the options that have not been exercised on March 30, 2019 and the closing price of the shares on March 29, 2019, being the last trading day of the fiscal year, which closing price was US$1.11 per share. Actual gains, if any, on exercise, will depend on the value of the shares on the date of exercise. There is no guarantee that gains will be realized. The market value is calculated by multiplying the closing price of a Class A share on March 29, 2019 (US$1.11), being the last trading day of the fiscal year, by the number of options that had not vested as of March 30, 2019.

(2)	Ms. Pépion resigned from her position as Vice-President, Omni-Channel Sales, Operations and Marketing for personal reasons, effective September 6, 2019.

Outstanding Share-Based Awards

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised RSUs at FY-End (#) Exercisable/Unexercisable(1)	Value of Unexercised RSUs at FY-End ($) Exercisable/Unexercisable(2)
Jean-Christophe Bédos	—	—	0/75,000	0/109,241
Pasquale (Pat) Di Lillo	—	—	0/10,000	0/14,564
Miranda Melfi	—	—	0/6,000	0/8,739
Marco Pasteris	—	—	0/6,000	0/8,739
Aurélie Pépion(3)	—	—	—	—

(1)	Amounts reflect time-vesting restricted stock units granted on November 15, 2016 under the Omnibus LTIP and vest on November 15, 2019 and expire on December 15, 2019.
(2)	The value was calculated based on the closing price of a Class A voting share on March 29, 2019 (US$1.11) being the last trading day of the fiscal year.
(3)	Ms. Pépion resigned from her position as Vice-President, Omni-Channel Sales, Operations and Marketing for personal reasons, effective September 6, 2019.

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Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the Year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Jean-Christophe Bédos	—	—	—
Pasquale (Pat) Di Lillo	—	—	—
Miranda Melfi	—	—	—
Marco Pasteris	—	—	—
Aurélie Pépion(2)	—	—	—

(1)

This represents the value of potential gains from stock options that vested during fiscal 2019. These include the portion of the stock options that were granted in the last four fiscal years which vested during the current fiscal year. The potential gains are calculated as the excess, if any, of the closing price of the Class A voting shares on each of the option vesting dates in fiscal 2019 over the exercise price. The actual value realized, if any, will differ and will be based on the Class A voting shares price on the actual exercise date.

(2)	Ms. Pépion resigned from her position as Vice-President, Omni-Channel Sales, Operations and Marketing for personal reasons, effective September 6, 2019.

[The remainder of this page has been intentionally left blank.]

Incentive Plans

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information regarding outstanding awards held by the named executive officers as of March 30, 2019.

	Option-Based Awards				Shared-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date(1)	Value of Unexercised in-the-Money Options(2) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested(3) ($)	Market or Payout Value of Vested Share-Based Awards That Have Not Paid Out or Distributed ($)
Jean-Christophe Bédos	150,000	1.04	2022-01-04	13,778
	100,000	0.84	2023-04-18	35,429
	100,000	0.78	2025-09-16	43,303
	100,000	1.43	2026-11-15	—
					75,000	109,241	—

Pasquale (Pat) Di Lillo	50,000	1.94	2025-01-05	—
	10,000	0.78	2025-09-16	4,330
	26,000	1.43	2026-11-15	—
					10,000	14,565	—

Miranda Melfi	15,000	1.25	2020-09-23	—
	10,000	0.89	2022-11-14	2,887
	25,000	1.66	2023-09-12	—
	25,000	0.78	2025-09-16	10,826
	15,000	1.43	2026-11-15	—
					6,000	8,739	—

Marco Pasteris	15,000	1.25	2020-09-23	—
	10,000	0.89	2022-11-14	2,887
	2,170	1.05	2020-04-16	171
	15,000	1.66	2023-09-12	—
	20,000	0.78	2025-09-16	8,661
	15,000	1.43	2026-11-15	—
	43,737	3.34	2022-11-01	—
	4,373	6.21	2020-08-20	—
					6,000	8,739	—

Aurélie Pépion(4)	—	—	—	—	—	—	—

(1)	All stock options have a 10-year term.
(2)

The aggregate value of the unexercised in-the-money options equal to the difference between the exercise price of the options that have not been exercised on March 30, 2019 and the closing price of the shares on March 29, 2019, being the last trading day of the fiscal year, which closing price was US$1.11 per share. Actual gains, if any, on exercise, will depend on the value of the shares on the date of exercise. There is no guarantee that gains will be realized.

(3)

The market value is calculated by multiplying the closing price of a Class A share on March 29, 2019 (US$1.11), being the last trading day of the fiscal year, by the number of restricted stock units that had not vested as of March 30, 2019.

(4)	Ms. Pépion resigned from her position as Vice-President Omni-Channel Sales, Operations and Marketing for personal reasons, effective September 6. 2019.

Company’s Long-Term Incentive Plan

In 2006, the Board of Directors adopted the Company’s Long-Term Incentive Plan (the “LTIP”), and same was approved by the Company’s shareholders on September 8, 2006. Further to the LTIP, the Company’s directors and officers, as well as the Company’s employees and consultants (or the employees and consultants of any of the Company’s subsidiaries) may from time-to-time be granted various types of compensation awards. The LTIP provides for the grant of incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, as amended, and non-statutory options, stock appreciation rights, restricted stock awards, restricted stock units and performance unit or share awards, as such terms are defined in the LTIP. A total of 900,000 of the Company’s Class A voting shares are reserved for issuance under the LTIP. In no event can the Company issue Class A voting shares or awards requiring the Company to issue Class A voting shares under the LTIP, if such issuance, when combined with the Class A voting shares issuable under any of the Company’s other equity incentive award plans and all other Class A voting shares issuable under the LTIP would exceed 1,304,025 Class A voting shares, unless the issuance of such shares or awards in excess of this limit is approved by the shareholders. However, this limit does not restrict the Company’s ability to issue awards under the LTIP that are payable other than in shares, including cash-settlement stock appreciation rights. As of June 30, 2019, the only awards outstanding under the LTIP were 110,000 cash-based stock appreciation rights granted to members of the Company’s Board of Directors and stock options to purchase 570,000 shares of the Company’s Class A voting shares which were granted to members of the Company’s senior management team. The Long-Term Incentive Plan expired on February 10, 2016 and no further awards will be granted under this plan. However, this plan will remain effective until the outstanding awards issued thereunder terminate or expire by their terms.

Company’s Employee Stock Purchase Plan

In 2006, the Board of Directors adopted the Company’s Employee Stock Purchase Plan (the “ESPP”), which was approved by the Company’s shareholders on September 8, 2006. Pursuant to the ESPP, eligible employees, which do not include the Company’s executives, may from time to time be given the opportunity to purchase Class A voting shares from the Company at 85% of their fair market value through regular payroll deductions. A total of 100,000 of the Company’s Class A voting shares are reserved for issuance under the ESPP. From its inception until February 2009, a total of 99,995 Class A voting shares were issued under the ESPP. No additional shares will be issued under this plan.

Birks’ Employee Stock Option Plan

Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (the “Birks ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of its business. The Birks ESOP was amended as of June 20, 2000. Effective as of November 15, 2005, no further awards will be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of June 30, 2019, there were 3,060 Class A voting shares underlying options granted under the Birks ESOP.

Omnibus Long-Term Incentive Plan

On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”), and same was approved by the Company’s shareholders on September 21, 2016. Under the Omnibus LTIP, the Company’s directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. A total of 1,000,000 shares of the Company’s Class A voting shares are reserved for issuance under the Omnibus LTIP. In no event shall the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of June 30, 2019, the only awards outstanding under the Omnibus LTIP were a total of 339,478 deferred stock units granted to members of the Company’s Board of Directors, 102,000 restricted stock units granted to members of the Company’s senior management team and 168,000 Class A voting shares underlying options were granted to members of the Company’s senior management team.

Equity Incentive Plans

The following table provides information as of March 30, 2019 about Class A voting shares to be issued upon the exercise of options and rights under the Birks ESOP, the LTIP, the Omnibus LTIP and the ESPP and through other agreements:

	(A)		(B)	(C)
Plan Category	Number of Securities to be issued upon Exercise of Outstanding Options, Warrants and Rights		Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity Compensation plans approved by shareholders	741,060		$1.14	1,000,000
Other equity compensation agreements	382,693	(1)	$3.42	0

Total	1,123,753		$1.92	1,000,000

(1)

Includes 382,693 warrants to purchase Class A voting shares, which warrants were originally issued by Mayors to Birks in connection with Birks’ acquisition of a controlling interest in Mayors in 2002 and were later granted by Birks to six current or former employees of Birks or its affiliates who were, or later became employees of or provided services to Mayors. Those individuals include Mr. Pasteris (48,110 warrants) and others. The rights to receive these warrants were contingent upon fulfillment of certain time-based employment vesting requirements at Birks. Such warrants have an exercise price of $3.34 and $6.21 per share.

Related Party Transactions

Management Consulting Services Agreement

Effective January 1, 2016, the Company entered into a management consulting services agreement with Gestofi S.A. (“Gestofi”), all in accordance with the Company’s Code of Conduct relating to related party transactions. Under the management consulting services agreement, Gestofi provides the Company with services related to the obtaining of financing, mergers and acquisitions, international expansion projects, and such other services as the Company may request. Under the agreement, the Company paid an annual retainer of €140,000 (approximately $202,000 in Canadian dollars). The original term of the agreement was until December 31, 2016 and the agreement was automatically extended for successive terms of one year as neither party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of the Company’s corporate governance and nominating committee and the Board of Directors in accordance with the Company’s Code of Conduct relating to related party transactions. In November 2018, the agreement was renewed on the same terms and conditions except that the retainer was reduced to €40,000 (approximately $61,000 in Canadian dollars). In fiscal year 2019 and fiscal year 2018, the Company paid €40,000 and €115,000 (approximately $61,000 and $173,000 in Canadian dollars) respectively under this agreement to Gestofi. In March 2019, the agreement was amended to (i) eliminate the yearly retainer and reimburse only the out-of-pocket expenses related to the services, and (ii) allow for a success fee to be mutually agreed upon between the Company and Gestofi in the event that financing or a capital raise is achieved.

Cash Advance Agreement

The Company has a cash advance outstanding from one of its controlling shareholders, Montel (formerly Montrovest), of US$1.5 million (approximately $2 million in Canadian dollars) originally received in May 2009 from Montrovest. This cash advance was provided to the Company by Montrovest to finance working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s Credit Facility and Term Loan. This cash advance bears an annual interest rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is repayable upon demand by Montel once conditions stipulated in the Company’s Credit Facility permit such a payment. At March 30, 2019 and March 31, 2018, advances payable to Montel amounted to US$1.5 million (approximately $2.0 million in Canadian dollars).

On July 28, 2017, the Company received a US $2.5 million (approximately $3.3 million in Canadian dollars) loan from Montrovest to finance its working capital needs. The loan bears interest at an annual rate of 11%, net of withholding taxes representing an effective interest rate of approximately 12% and is due and payable in two equal payments of US$1.25 million (approximately $1.55 million in Canadian dollars) in each of July 2018 and 2019. During fiscal 2019, US$1.25 million (approximately $1.55 million in Canadian dollars) was repaid. The Company obtained a one year moratorium on principal repayments and as such the loan will become due in July 2020. As of March 30, 2019 and March 31, 2018, advances payable to Montel amounted to US$1.25 million and US$2.5 million (approximately $1.7 million and $3.2 million in Canadian dollars), respectively.

Due to the Montrovest Merger, Montrovest’s separate legal existence ceased and as a result of such merger, the cash advance agreements as well as the loan agreement have been assumed by Montel.

Reimbursement Letter Agreement

In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, the Company’s corporate governance and nominating committee and Board of Directors approved the reimbursement to Regaluxe Srl, of certain expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s then Chairman, and of Mr. Niccolò Rossi di Montelera, the Company’s Chairman of the Executive Committee and the Company’s current Executive Chairman of the Board, for the work performed on behalf of the Company, up to a yearly maximum of US$260,000 (approximately $340,000 in Canadian dollars). The yearly maximum was reduced to US$130,000 (approximately $170,000 in Canadian dollars). This agreement has been renewed annually and was renewed in March 2019 for an additional one-year term, except that the only services being reimbursed are for administrative support and analytical services costs. During fiscal year 2019 and fiscal year 2018, the Company paid US$127,000 and US$245,000 (approximately $167,000 and $315,000 in Canadian dollars) respectively to Regaluxe Srl under this agreement.

Distribution Agreement

In April 2011, our corporate governance and nominating committee and Board of Directors approved the Company’s entering into a Wholesale and Distribution Agreement with Regaluxe Srl. Under the agreement, Regaluxe Srl is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on April 1, 2011. Under this agreement, the Company pays Regaluxe Srl a net price for the Company’s products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe Srl less a discount factor of 3.5%. The agreement’s initial term was until March 31, 2012, and may be renewed by mutual agreement for additional one year terms. This agreement has been renewed annually and in March 2019, the agreement was renewed for an additional one-year term. During fiscal year 2019 and fiscal year 2018, the Company did not make any payments to Regaluxe Srl under this agreement.

Consulting Agreement

On March 28, 2018, the Company’s Board of Directors approved the entry into a consulting services agreement with Carlo Coda-Nunziante effective April 1, 2018. Under the agreement, Carlo Coda-Nunziante, the Company’s former Vice President, Strategy, is providing advice and assistance on the Company’s strategic planning and business strategies for a total annual fee, including reimbursement of out-of-pocket expenses, of €146,801 (approximately $222,000 in Canadian dollars), net of applicable taxes. In fiscal 2019, the Company incurred expenses of €153,000 (approximately $231,000 in Canadian dollars), including applicable taxes. This agreement has been renewed in March 2019 for an additional one-year term upon the same terms and conditions.

Review, Approval or Ratification of Transactions with Related Parties

The Company has adopted a Code for Ethics for Senior Financial Officers that requires the Chief Executive Officer, Chief Financial Officer, Treasurer and Controller to disclose any actual, apparent or potential material conflict of interest to the Company’s audit committee and corporate governance and nominating committee, who will review the transaction or relationship impacted by any such conflict of interest. The Company’s Code of Conduct provides that employees must disclose conflict of interest situations, including the entering into relationships on behalf of the Company with any person with whom the employee has an intimate relationship, to management and obtain written approval in advance. The Board of Directors may waive in writing the application of the Code of Conduct to directors and executive officers under exceptional circumstances, provided that a request by a director or executive officer is made in writing to the Board of Directors in advance of any activities requiring waiver. No waiver of the application of the Code of Conduct is required with respect to a single related party transaction that has a value of $25,000 or less, and which when combined with all other related party transactions under $25,000 do not exceed in the aggregate $100,000 during the Company’s fiscal year, but each such transaction must be reported to the corporate governance and nominating committee of the Board of Directors in advance and the corporate governance and nominating committee retains the authority to disapprove of any such related party transaction.

PROPOSAL 2:

APPOINTMENT AND REMUNERATION OF

THE COMPANY’S AUDITORS

The firm of KPMG LLP (“KPMG”) has served as the Company’s independent auditors since January 25, 2000. KPMG has been recommended for re-appointment as the Company’s auditors by its audit committee and will be nominated for re-appointment as its auditors to hold office until the next annual meeting of shareholders at such remuneration as may be fixed by its Board of Directors. A majority of the votes of the shareholders present or represented by proxy at the Meeting is required for the approval of such matter. Abstentions will be considered as shares present and entitled to vote on this matter and will be counted as votes cast at the Meeting but will not be counted as votes cast for or against this matter. Representatives of KPMG will be present at the Meeting and will have an opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

Independent Auditors. During fiscal year 2019 and fiscal year 2018, the Company retained its independent auditors, KPMG, to provide services in the following categories and amounts:

Audit Fees. The aggregate fees billed by KPMG for professional services rendered for the audit and interim review of the Company’s financial statements was $373,500 in fiscal year 2019 and $438,000 in fiscal year 2018.

Audit Related Fees. During fiscal years 2019 and 2018, KPMG provided audit related services for a total amount of $2,850 and $5,000, respectively.

Tax Fees. During fiscal years 2019 and 2018, KPMG provided tax advisory services for a total amount of $13,450 and $28,000, respectively.

All Other Fees. During fiscal years 2019 and 2018, KPMG provided advisory services for a total amount of $1,500 and $4,000, respectively.

Pre-Approval Policies and Procedures. The audit committee has established a pre-approval policy as described in Rule 2-01(c)(7)(i) of Regulation S-X. The audit committee approves in writing, in advance, any audit or non-audit services provided to the Company by the independent accountants that are not specifically disallowed by the Sarbanes-Oxley Act of 2002. None of the services described in the preceding three sections were approved by the audit committee pursuant to Rule 2-01(c)(7)(i)(C).

The Company’s Board of Directors recommends that all shareholders vote “FOR” the approval of the appointment of KPMG LLP as its independent auditors.

Additional Information

If you have any questions that are not answered by this Circular, or would like additional information, you should contact your professional advisors. You can also contact Computershare Trust Company N.A., the Company’s transfer agent, at P.O. Box 505000, Louisville, KY 40233, or go to www.computershare.com/investor should you have any questions regarding voting of your shares.

The Company’s financial information is included in its consolidated financial statements for fiscal year 2019. Copies of these financial statements will be available at the Meeting. They can also be obtained upon request to the Secretary of the Company at its principal executive office (2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada H3A 2A5, fax: (514) 397-2537), or on EDGAR at www.sec.gov.

Other Matters

Shareholder Proposals for the 2020 Annual Meeting

Shareholder proposals intended to be included in the Company’s 2020 Circular and presented at the Company’s 2020 Annual Meeting of Shareholders must be submitted to our principal executive office for inclusion in our proxy materials prior to May 2, 2020.

Additional Information

The Company files or furnishes with or to the SEC annual reports on Form 20-F, reports on Form 6-K and annual proxy circular and amendments to such filings. You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. For more information on the operation of the SEC’s Public Reference Room, you may call the SEC at 1-800-SEC-0330. The Company’s SEC filings are available to the public on the SEC’s website at http://www.sec.gov. These reports are also available free of charge from the Company’s website at http://www.birks.com as soon as reasonably practicable after the Company electronically files or furnishes such material with or to the SEC. The information on the Company’s website is not incorporated by reference into this Circular.

Except as otherwise set out under the heading “Related Party Transactions” commencing at page 24 of this Circular, the Company’s management is unaware of any material interest of any of its directors or officers, of any management nominee for election as a director or of any person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the voting rights attached to all of the Company’s shares, or any associate or affiliate of any such person, in any transaction since the beginning of its last completed fiscal year or in any proposed transactions that have materially affected or will materially affect the Company or any of its affiliates.

Approval of Directors

The contents and the sending of this Circular have been approved by the Company’s Board of Directors.

/s/ Miranda Melfi
Miranda Melfi
Vice President, Human Resources,
Chief Legal Officer & Corporate Secretary

Montreal, Québec – August 2, 2019

Birks Group Inc.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.

Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

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A	Proposals – The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1.	Election of Directors:														+
			For	Withhold					For	Withhold			For	Withhold
	01 -	Niccolò Rossi di Montelera	☐	☐	02 -	Jean-Christophe Bédos			☐	☐	03 -	Davide Barberis Canonico	☐	☐

	04 -	Shirley A. Dawe	☐	☐	05 -	Frank Di Tomaso			☐	☐	06 -	Louis L. Roquet	☐	☐

	07 -	Joseph F.X. Zahra	☐	☐

						For	Against	Abstain

2.	In respect of the appointment of KPMG LLP as auditors of the Company and authorizing the directors to fix their remuneration.					☐	☐	☐

B	Authorized Signatures – This section must be completed for your vote to be counted. – Date and Sign Below

NOTE: Please sign your name(s) EXACTLY as your name(s) appear(s) on this proxy. All joint holders must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please provide your FULL title.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.
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033TUA

▼  IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

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Proxy – BIRKS GROUP INC.	+

The Management of the Company Solicits this Proxy

The undersigned shareholder of BIRKS GROUP INC. (the “Company”) hereby appoints Jean-Christophe Bédos or, failing whom, Pasquale (Pat) Di Lillo, or instead of the foregoing, __________________________________, as the proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held on September 19, 2019, and at any adjournment thereof to the same extent and with the same power as if the undersigned were present in person thereat and with authority to vote and act in the said proxyholder’s discretion with respect to amendments or variations to matters referred to in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. This proxy is solicited by and on behalf of the Management of the Company.

The said proxyholder is specifically directed to vote or withhold from voting the shares registered in the name of the undersigned as indicated on the reverse side.

Notes:

(1)

This form of proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under the corporate seal or by an officer or attorney thereof duly authorized. Joint holders should each sign. Executors, administrators, trustees, etc., should so indicate when signing. If undated, this proxy is deemed to bear the date it was mailed to the shareholder.

(2)

A shareholder may appoint as proxyholder a person (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his behalf at the Meeting by inserting the name of such other person in the space provided or by completing another proper form of proxy.

(3)

The shares represented by this proxy will, on a show of hand or any ballot that may be called for, be voted or withheld from voting in accordance with the instructions given by the shareholder; in the absence of any contrary instructions, this proxy will be voted “FOR” the itemized matters.

Please complete and return in the envelope provided.

C	Non-Voting Items

Change of Address – Please print new address below.

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